                                                         [Letterhead of Telstra]

       Office of the Chairman

       Level 41
       242 Exhibition Street         T 03 9634 7122
       Melbourne VIC 3000            F 03 9632 3341
       Australia
       Locked Bag 4990
       Melbourne VIC 8100

27 August 2003


Dr Ziggy Switkowski
Level 40, 242 Exhibition Street
Melbourne Vic 3000

Dear Ziggy,

On behalf of the Board of the Telstra Corporation, (the Board), I am very pleased to confirm the offer to you of the following revised terms of employment in the role of Chief Executive Officer of Telstra Corporation Limited ('Telstra').

1    ENGAGEMENT

     1.1 This agreement will commence on l September 2003, and continue until 31 December 2007, an extension of 3 years and 10 months on your current contract, unless terminated earlier in accordance with this agreement. This agreement replaces your current contract.

     1.2 You shall exercise the powers consistent with the office of Chief Executive Officer as may be assigned to or vested to you by the Board from time to time.

     1.3 You will report directly to the Board and must provide prompt and full information of your conduct of the business and affairs of Telstra to the Board and conform and comply at all times with the reasonable directions given to you by the Board.

     1.4 A close and constructive relationship with the Chairman of the Board will continue to be critical to your success in this role. The Chairman will be your principal point of contact and referral between Board meetings.

     1.5    You will comply with Company policy.

2    PERFORMANCE

     2.1 You are required to perform your role in a proper and efficient manner. You will be expected to devote your time, attention and energy to the performance of your duties and achieving your accountabilities and to use your best endeavours to promote and enhance the interests of the Telstra Group, in a manner that is consistent with the Telstra Values.

     2.2 Except with the written consent of the Chairman of the Board, you must not undertake, be employed in connection with or have any interest in any other business or profession during your employment under this Agreement, other than by way of holding any shares or other securities which are publicly listed or in a private family company or otherwise available to the general public by way of investment

                                                     Telstra Corporation Limited
                                                     ABN 33 051 775 556

3    REMUNERATION

     The Remuneration Summary (Attachment l) annexed to this Agreement details your remuneration package. No other remuneration arrangements exist outside this framework unless explicitly approved by the Board. The attached summary provides your remuneration from 1 September 2003. This will be reviewed from October each subsequent year. The performance of the company, and your own performance, will influence these reviews.

4    LEAVE

     4.1 You will accrue annual leave and long service leave in accordance with Telstra policy, which can be taken at a time agreed between you and the Board. The relevant date for the purposes of long service leave will be your original commencement date of l September 1997.

     4.2    Sick leave will be by agreement with the Board.

5    TERMINATION OF YOUR EMPLOYMENT

     5.1 Your employment may be terminated by either party giving not less than six (6) months written notice to the other party.

     5.2 If the Board terminates your employment on notice, you may be required to remain in Telstra's service for all or part of the notice period; be paid at your Fixed Remuneration rate in lieu of notice; or be paid at your Fixed Remuneration rate for the notice period but not required to attend for work during the notice period. This will be determined through negotiation between you and the Board.

     5.3 The Board may terminate your employment if you commit any act of serious misconduct, which includes breach of Telstra Policy. In the event of such termination you will be entitled only to Fixed Remuneration to the date of termination, which shall be immediate.

     5.4 If the Board terminates your employment for any reason other than serious misconduct, you will receive, in addition to any payment in lieu of notice, a termination payment which is the lesser of:

            (a) Your Fixed Remuneration for the period through to completion of this contract; and

            (b)   Twelve (12) months Fixed Remuneration.

            You acknowledge and agree that in part this payment is to compensate you for the restraint agreed to in Clause 6.

     5.5 The Board notes that these termination arrangements are consistent with and no more favourable than those currently in place for your senior leadership team.

6    FUTURE EMPLOYMENT

     If your employment with Telstra ceases for any reason you must not (without the prior written consent of Telstra) be employed by, or provide services as an agent, independent contractor or in any other capacity to, any telecommunications business or any business of a like or similar nature to that conducted by Telstra, whether in Australia or overseas, for the minimum period of notice specified in clause 5.1 of the Agreement (whether or not a payment is made in lieu of this period). This period will commence from the date that the notice period commences or the payment in lieu of notice is made. Each element of this restraint operates to the extent to which it is deemed reasonable by any court. Part of the remuneration and benefits, including, but not limited to, the notice and termination payments set out in clause 5, provided to you by Telstra is specifically referable to this obligation and your agreement to this term is an acknowledgment that this term is reasonable and goes no further than is necessary to protect the interests and Confidential Information of Telstra and its Related Bodies Corporate.

7    BENEFITS

     You will continue to be provided with telecommunications and related products, services and equipment for business, personal and domestic use. In addition, Telstra will pay for the travel and accommodation of your spouse in accordance with normal Telstra policy when she travels with you on Company business.

8    INDEMNITY

     As you are appointed to positions of statutory responsibility and accountability in companies formed or acquired by Telstra, the Telstra Directors' and Officer Liability Policy will apply.

9    ENTIRE AGREEMENT

     This agreement is made under the laws of Victoria. Please indicate your acceptance of the terms and conditions outlined in this letter by signing the duplicate copy where indicated on each page and returning it to me as soon as possible

     This document together with any Attachments records the agreement between us. No previous negotiations, understandings, contracts, agreements, representations, warranties, memoranda or commitments will affect the terms and conditions of your employment by Telstra.

     I and the Board look forward to working closely with you over the next four years.


     Yours sincerely

     /s/ Robert C Mansfield
     Robert C Mansfield AO
     Chairman


     I confirm acceptance of the terms and conditions set out in this letter.

     /s/ Ziggy Switkowski                                27-8-03
     ---------------------------------    --------------------------------------
     Ziggy Switkowski                                     Date

                                                                    Attachment 1
                                  REMUNERATION

Remuneration Framework
Your remuneration is comprised of the following elements:

Fixed Remuneration is the annual cash component of your remuneration which includes salary, superannuation, benefits and any fringe benefit tax incurred by Telstra in providing your remuneration package. From 1 September 2003 this will be $1,455,000 and it will be reviewed annually from October each year.

Annual Manager Incentive Payment is an "at risk" element of your Remuneration and is to be paid through participation in Telstra's Manager Incentive Plan (as amended or replaced from time to time). This will be calculated at 75% of your Fixed Remuneration if targets are achieved. The actual payment you will receive may differ to this depending on your performance and that of the Company. You can achieve up to 2 times the "on target" payment (ie, 150% of Fixed Remuneration) if pre-defined stretch objectives are achieved. This will require significant over performance by the Company and you personally.

Total Remuneration is the aggregate amount of your Fixed Remuneration and the Annual Manager Incentive Payment.

Deferred Remuneration is paid to you in the form of Deferred Shares which are held in trust for a period of three years, or until you cease employment (other than for summarily dismissal), whichever is the earlier. On allocation these shares will have a value equal to 50% of your Total Remuneration. If you cease employment on the completion of this contract, these Deferred Shares will vest to you without any adjustment to the numbers allocated. If you cease employment with Telstra under clause 5.2 prior to the completion of this contract, your allocations will be adjusted in accordance with Telstra policy.

Long Term Incentive Plan is delivered through participation in the Company Long Term Incentive Plan in the form of Performance Share Rights. These will be allocated at 50% of your Total Remuneration for achieving the target hurdle. To vest, the relevant hurdle must be achieved between the 3/rd/ and 5/th/ anniversary of allocation. Up to an additional 50% of Performance Rights may vest for superior performance above the target hurdle. If you cease employment on completion of this contract, you will have the opportunity to retain the full allocations of the performance share rights made prior to you ceasing employment, or alternatively, you may elect to have them lapse. If you cease employment with Telstra under clause 5.2 prior to the completion of this contract, your allocations will be adjusted in accordance with Telstra policy.

Total Package is the aggregate of your Total Remuneration, Deferred Remuneration and the Long Term Incentive Plan.

Annual Review of Remuneration
Telstra reviews the remuneration arrangements each year and will take into account relevant factors including performance and prevailing market conditions in establishing your remuneration level. This review will be effective from 1 October each year. Any change to your remuneration level will be reflected in a new Remuneration Summary.

Other Benefits
You will be provided with telecommunications and related products and service in accordance with clause 7 of this agreement. Where these are for personal use the value of these items will be identified, and where applicable fringe benefit tax paid. These values will be reported as part of your remuneration in the annual report.